

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 29, 2011

<u>Via E-Mail</u>

Ignacio Quesada Morales
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Petroleos Mexicanos
11311 Mexico D.F.
Mexico

> **Re:** **Petroleos Mexicanos**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 000-00099**

Dear Mr. Morales:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of recent news articles regarding your plans to explore for oil, and enter into partnerships to explore for oil, off the coast of Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. asset and export controls. Your 20-F does not include any information regarding contacts with Cuba. Please tell us about your past, current or anticipated contacts with Cuba, whether through affiliates,

subsidiaries, resellers or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts with the government of Cuba or entities controlled by the Cuban government.

2. Please discuss the materiality of any contact with Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various states have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance